ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 21, 2023

Frank Wyman

Ibolya Ignat

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	Kiniksa Pharmaceuticals, Ltd.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 2, 2023
File No. 001-38492

Dear Mr. Wyman and Ms. Ignat:

The comment letter received by Kiniksa Pharmaceuticals, Ltd., a Bermuda exempted company (the “Company”) from the Staff of the Securities and Exchange Commission (the “SEC”), dated November 16, 2023, regarding the above-referenced Form 10-K requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working to address the points in the comment letter but requires additional time to complete its responses. In order to fully respond to the comment letter, the Company believes it will need until December 14, 2023. We appreciate the Staff’s willingness to allow for the additional time.

Please contact the undersigned at 617-951-7980 should you require any additional information regarding this matter.

Sincerely,

/s/ Marko Zatylny

Marko Zatylny

Ropes & Gray LLP

cc:	Mark Ragosa
Maddy Zeylikman